MAIL STOP 3561


      	October 28, 2005

Mr. Steven Halverson, President and CEO
Canyon Bancorporation
7981 North Oracle Road
Tucson, Arizona 85704

      Re:	Canyon Bancorporation
      Offering Statement on Form 1-A
   File No. 24-10129
		Filed September 29, 2005

Dear Mr. Halverson:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments
1. Please ensure that any commas and decimals are used appropriately.
For example, on page 31 you report that "[i]nterest income on loans for the year 2004 total 2,970 million ..."
2. We note your disclosure that Canyon Bancorporation was formed in
2004 to hold all of the common stock of Canyon Community Bank. Please tell us how the stock exchange was completed under the federal securities laws.


Special Considerations, page 3
3. Please change the title of this section to "Risk Factors."
4. Please revise your discussion to include, or advise why no revision is necessary, any material risk associated with the change in control agreements with top management, including, but not limited to, making a potential acquisition of the company less likely.

Terms of the Offering, pages 5-6
5. We note your reservation of broad discretion in rejecting subscription agreements. Please disclose the time-frame for notifying a subscriber of your intention to reject their offer, and the timeframe for the return of their funds. If the company does not have a time-frame for returning funds following the rejection of subscription agreements, please state so and explain the reason for not having a time-frame.

Purchase Intentions of Directors and Executive Officers, page 7
6. In your discussion of your director and officer ownership percentage post-financing you disclose that the directors and officers as a group will likely own 20.92% of the shares outstanding.
Please disclose whether this percentage is based on a fully subscribed offering or a less than fully subscribed offering. Please clarify the presentation on pages 39-40 as to whether the shares beneficially owned by officers and directors include the 28,111 shares that they intend to purchase in the offering.

Dilution, page 7
7. In your dilution calculation we note that you exclude stock options which are currently exercisable at exercise prices below the
$36/share issuance price. Please expand your disclosure to briefly describe the impact of the exercise of these options on the dilution per share to new investors.

Use of Proceeds, page 9
8. We note that in the Spring 2005 edition of Canyon Connect, management discussed plans to open an additional branch location in
2007. Currently you do not discuss this plan. Please advise us whether the company still has such a plan, and if so, please disclose in your offering circular where appropriate.




Business, page 9
9. On F-23, we note you had borrowings from the Federal Home Loan
Bank of $3,365,000 at December 31, 2004.   Please revise your
filing
to include disclosures required by Item VII of Industry Guide 3 for each reported period.

Property, page 11
10. We note your disclosure that you are currently renting 8,051 sq.
ft. at two of your branch locations. Please revise your discussion, or advise us why no revision is necessary, to address any restrictions imposed on the real estate activities of national banks.

Market Area and Competition, page 13
11. In discussing your competitors in the first paragraph under this heading you state that "[t]hese banks range in size from approximately $170 million to under $90 million." Please clarify whether these figures refer to total bank loans, total bank assets, or some other financial measure.

Loan Policy, page 15
12. We note your disclosure that the company makes loans under a written loan policy which limits each loan officer to a defined lending authority. Please expand your discussion of the lending policy to discuss the more significant controls and procedures. Loan Portfolio: Loans Receivable, page 15
13. We note your disclosure on page 16 of maturities and interest sensitivities of your loan portfolio at June 30, 2005. Please revise your disclosure to include this data as of December 31, 2004, as required by Item III(B) of Industry Guide 3.
Investment Policy, page 20
14. Please expand your disclosure to provide a discussion of the significant components of your investment portfolio. Disclose what your investment strategy is when certain economic conditions persist
(e.g. low interest-rate environment or vice-versa) and its impact on your investment portfolio. Please include in your discussion the impact that these economic conditions (e.g. the value of mortgage backed securities is inversely correlated to changes in market interest rates) may have on your results of operations (e.g. realized gains or losses and investment income) and liquidity (e.g. investment turnover and yields).

Deposits, page 25
15. In reviewing your disclosures we were unable to locate your presentation of the average rate paid on each deposit category. Please advise us of the location of this disclosure or revise to include the disclosure. Your attention is directed to Industry Guide
3 V. Deposits A.  Note that a similar comment applies to Short-
Term
Borrowings as we were unable to locate this discussion.

Credit Risk Management and Allowance for Loan Losses, page 26
16. In the first full paragraph under this heading you refer to the
"risk sensitive nature of Canyon Community Bank." Please clarify what you mean by risk sensitive.

Summary of Credit Loss Experience, page 27
17. Please disclose whether your presentation of loan loss experience represents a "gross" figure, or whether potential losses have been reduced by recoveries from security interests and/or mortgages.
In
addition, please consider expanding your Management`s Discussion and
Analysis to include any sensitivity the company might have to changes in the value of loan collateral that might make past results not indicative of future results.

Loan Loss Reserves Allocation, page 28
18. We note your presentation of the Loan Loss Reserve on page 28 presents different categories than your presentation on page 16. Please explain the make-up of different categories in your disclosure. For example, on page 28, have you merely moved "Real
Estate: Construction" (from page 16) to its own category?  Does
"Real
estate" as used on page 28 include only "Real Estate: Commercial" and "Real Estate: Residential"?
Risk Elements - Nonaccrual, Past Due and Restructured Loans, page
28
19. Please revise your filing to include disclosures required by Item
III(C)(1) of Industry Guide 3 for the fiscal year ended December
31,
2003 and disclosures required by Instruction (2) to Item III(C)(1) of
Industry Guide 3 for the interim period ended June 30, 2005.





Risk Elements-Nonaccrual, Past Due and Restructured Loans, page 29
20. We note that your tabular presentation contains no lost interest associated with the non-accrual loans for the years ended 2004 and 2003. Please advise us why there was no lost interest associated with these loans, or revise the disclosure.

Management`s Discussion and Analysis, page 30
21. Please revise your discussion, or advise us why no revision is necessary, to address any off balance sheet commitments, including, but not limited to, letters of credit which could cause future results to differ from past results.

Capital Requirements, page 34
22. Please provide additional disclosures of future material capital expenditures that you expect to incur in the next twelve months
(e.g.
opening a new branch). Include the sources of capital for each of the material expenditures.

Asset Quality, page 35
23. We note your disclosure that your Allowance for Loan and Lease Losses increased by $207 thousand during the first six months of 2005. Please explain the reason for this increase.

Directors and Executive Officers, page 35
24. Please provide more details on the business experience of your management. For example, as a general matter, the disclosure should provide the following for each principal occupation or employment held by management within the last five years, or any longer time period that you voluntarily cover: the name and duties of each position; the entity with which the position was held; the business activities of the entity; and the beginning and ending dates of each position by month and year.
25. In Mr. Gibson`s biography you state that he is active in SAMCA and SAHBA. Please identify and describe these organizations in your disclosure.
26. Our research indicates that Mr. Halverson has relationships with
Thornydale and Horizon Hills Drive, LLC and Oracle & Magee
Investors,
LLC. Please tell us the nature of these relationships and advise us of the basis for their exclusion from the discussion of Mr. Halverson`s business background and/or the company`s related party disclosures.


Remuneration of Directors and Officers, page 37
27. Please clarify whether the aggregate remuneration includes any non-cash items, including, but not limited to, stock option grants.
Your attention is directed to Instruction 1 of Item 9(a) and Item
9(b).

Stock Option Plans, page 39
28. In the second full paragraph you disclose that you have 28,864 options outstanding. Please disclose the exercise price of these options or advise us why no disclosure is necessary.
29. We note your disclosure that you intend to increase your option pool following the offering "to a level that will at least maintain the current proportion of available options to outstanding shares."
Please quantify the likely range of the option pool increase in your disclosure.

Security Ownership of Management and Certain Shareholders, page 39
30. Please disclose whether the tabular presentation of amounts beneficially owned by officers and directors includes the 28,111 shares that the officers and directors intend to purchase in the offering. In addition, please separately present the amount owned before the offering, and the amount owned after the offering, if different. Please refer to Item 10.

Stock Options, page 41
31. Please clarify your use of the terms "vested" and "exercisable" in the three footnote paragraphs below your table. Specifically, is there a difference between vested and exercisable? Please also clarify the dates on which currently outstanding grants will vest.
32. Please provide Item 10(d) information for all officers and directors as a group.

Certain Transactions and Relationships, page 41
33. In the second paragraph under the heading, we note your disclosure is based upon entities in which your directors or officers have a 20% or more beneficial interest. Please advise us why 20% was chosen. Your attention is directed to Offering Circular Model B,
Item 11 Instruction 2(a) for further consideration.



Description of Common Stock, page 46
34. Please disclose the basis for the statement that, "[s]hares of Canyon Bancorporation common stock are fully paid and non-assessable." If you are relying on an opinion of counsel, please disclose and file the opinion as an exhibit to the offering
statement.   In this regard, we note that the legality opinion
filed
as an exhibit to the offering statement covers only the securities offered in the Regulation A offering.

Part F/S

Financial Statements for the Six Months Ended June 30, 2005

General
35. Please revise the interim financial statements as necessary to address the applicable comments below related to the financial statements for the years ended December 31, 2004 and 2003.
Notes to Unaudited Consolidated Financial Statements
General
36. With regard to your stock option plan, please revise to
include
the minimum required disclosures of APB 28, as amended by SFAS
148.
Note 4 - Regulatory Capital Requirements, F-7
37. The data in the table disclosing your capital ratios as of
June
30, 2005 is not consistent with ratios disclosed on page 34.
Please
advise or revise.
Financial Statements for the Fiscal Years Ended December 31, 2004
and
2003

Independent Auditor`s Report, F-8
38. Please advise your auditor to revise their report to indicate their audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) as discussed in PCAOB Auditing Standard One.
Consolidated Statements Income, F-10
39. Please revise to include earnings per share information and related disclosures for each period presented in accordance with SFAS
128, Earnings per Share.


Employee Stock Option Plan, Exhibit 6.1
40. In reviewing the Employee Stock Option Plan and Form in
Exhibit
6.1 and 6.2 we note that the agreements reference shares of the bank.
The bank is defined in Exhibit 6.1 to be Canyon Community Bank, N.A.
and its subsidiaries. Neither agreement references Canyon Bancorporation. Please explain whether the shares issued under the
Employee Stock Option Plan relate to the bank or the bank holding company. This comment would also apply to Exhibit 6.3 Director Non-
Qualified Stock Option Plan. Please file as exhibits any plan amendments that provide for the issuance of bank holding company shares, rather than bank shares.

Consent of Independent Certified Public Accountants, Exhibit 10.1
41. Please provide a current dated consent of the independent accountants with your amended filing in accordance with Part III-
Exhibits Item 2(10) of the Form 1-A general instructions.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the qualification date of the pending offering statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the qualification date of the offering statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 as they relate to the proposed public offering of the securities specified in the above offering statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the qualification date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested qualification date.

	Any questions regarding the accounting comments may be directed to Brian Bhandari at (202) 551-3390. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

								Sincerely,



								John Reynolds
      Assistant Director



cc:	Bart E. Bartholdt
	Fax: (206) 340-9599




Mr. Steven Halverson
Canyon Bancorporation
October 28, 2005
p. 1